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                               BRC HOLDINGS, INC.
                      1111 W. MOCKINGBIRD LAND, SUITE 1400
                            DALLAS, TEXAS 75247-5014

                                                               November 16, 1998

Dear Fellow Stockholders:

    As you know, on October 19, 1998, BRC Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Affiliated Computer Services, Inc. ("Parent") and ACS Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase 8,704,238 shares (the "Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), which is approximately 51%, on a fully diluted basis, of the outstanding shares of Common Stock, for a price of $19.00 per Share, net to the seller in cash without interest. The Offer, and a contemplated follow on merger of the Purchaser with and into the Company are more particularly described in the Offer to Purchase, dated October 23, 1998 of Purchaser and Parent and the related Schedule 14D-9, as amended, of the Company.

    The accompanying Supplement to the Offer to Purchase and Schedule 14D-9/A (Amendment No. 3) are each intended to provide additional information related to the Offer and should be read in connection with the Purchaser's Offer to Purchase and the Company's amended Schedule 14D-9.

                                          Very truly yours,

                                          Paul Stoffel

                                          CHAIRMAN OF THE BOARD